Filed by Delta Corp Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1933
Commission File No. 333-274699

Subject Company:
Delta Corp Holdings Limited
Commission File No. 333-274699

Delta Corp Holdings Limited Announces Development of a Multimodal Logistics Park in Nagpur, India

LONDON, UNITED KINGDOM November 29, 2023 (GLOBE NEWSWIRE) -- Delta Corp Holdings Limited (“Delta” or the “Company”), a leading international third-party logistics provider, and certain of its subsidiaries today announced a significant milestone in its strategic growth plan with an award for the development of a state-of-the art multimodal logistics park (“MMLP”) in Nagpur, India by the National Highways Logistics Management Limited, a subsidiary of the National Highways Authority of India (“NHAI”). The project is being developed on a design, build, finance, operate, and transfer basis and Delta will be responsible for the construction and operating and maintenance of the MMLP for a term of 45 years. The project is part of the Indian government’s PM Gati Shakti - National Master Plan for Multi-Modal connectivity across India.

Located in the center of India in one of the fastest growing manufacturing and agricultural regions of the world, the MMLP in Nagpur will be a comprehensive solution to reduce logistics bottlenecks and transportation costs in the region. The approximately 150-acre facility will be developed in three phases and equipped with rail and trucking facilities for freight handling and distribution, warehousing, storage, customs clearance and bonding.

Project Highlights:

1.	Executing Our Strategy: The project marks a pivotal step in Delta’s strategic growth initiatives, further positioning the Company as a major participant in the international logistics landscape.

2.	Cost of Construction: The total investment for all three phases is estimated to be approximately $34 million at prevailing exchange rates. The first phase is expected to cost approximately $18.3 million with completion estimated by the end of Q1 2026.

3.	Annual Revenues and EBITDA: Delta anticipates annual revenues and EBITDA from the first phase to average approximately $67 million and $22 million, respectively, during the 45-year term of the lease.

4.	Capital Commitments: Delta intends to finance 70% of the project’s cost from local commercial banks with the balance coming from cash on hand and cash flow from operations.

Delta is confident that today’s announcement will further strengthen its position as a preferred logistics partner for businesses worldwide.

Mudit Paliwal, Founder & Chief Executive Officer of Delta commented, “I am excited and proud to announce this transformational project for Delta. It has been our goal to develop Delta into a leading global logistics and Supply Chain Manager and today’s announcement is another milestone on our journey and a testament to our long-term commitment to growth and innovation. By strategically positioning ourselves in this key region, one of the fastest growing in the world, we aim to provide unparalleled logistics solutions to customers while creating sustainable value for our constituents.

On behalf of the Board of Directors and senior management, I want to express my sincere gratitude to all our stakeholders and employees for their tireless efforts and dedication throughout the planning and initiation phases of this transformative project.”

About Delta

Delta is a fully integrated global business engaged in logistics, fuel supply and asset management related services, primarily servicing the international supply chains of commodity, energy, and capital goods producers. Delta operates its business through three segments: Bulk Logistics, Energy Logistics and Asset Management. Delta’s Bulk Logistics division is an asset-light third-party logistics provider of freight forwarding, ocean transportation, mine-to-port, and related services connecting producers of commodities, agriculture products, capital goods and energy to end users. Delta’s Energy Logistics operations provides its customers with industry leading fuels, lubricants, and carbon offset products with a focus on environmental impact. Delta also offers Asset Management services to the marine transportation and offshore oil and gas industries. Delta’s business model is asset-light, and its service offerings facilitate the global trade of energy, raw materials, intermediate goods, and agricultural products. Delta is a multinational business with offices throughout Europe, the Middle East, Africa and Asia. For more information, please see Delta’s website at www.wearedelta.com.

Contact

Delta Corp Holdings Limited

Joseph Nelson

Chief Financial Officer

Phone: +44 0203 753 5598

Email: ir@wearedelta.com

Additional Information and Where to Find It

As previously disclosed, Delta entered into a Merger and Share Exchange Agreement, dated September 29, 2022, by and among Delta, Coffee Holding Co., Inc, a Nevada corporation (“Coffee Holding” or “JVA”), Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), CHC Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Pubco, and each of the holders of ordinary shares of Delta as named therein, which is referred to herein as the “proposed business combination.”

In connection with the proposed business combination, Pubco has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission, or SEC (as amended, the “Registration Statement”), which includes a preliminary prospectus with respect to Pubco’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement to be distributed to holders of JVA’s common stock in connection with JVA’s solicitation of proxies for the vote by JVA’s stockholders with respect to the proposed business combination and other matters as described in the Registration Statement. The Registration Statement has not yet been declared effective by the SEC. After the Registration Statement is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of JVA as of the record date in the future to be established for voting on the proposed business combination and will contain important information about the proposed business combination and related matters. Investors and security holders of JVA and other interested persons are urged to read the proxy statement/prospectus and other documents that are and will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Security holders and other interested persons will be able to obtain free copies of the preliminary proxy statement/prospectus, definitive proxy statement/prospectus, and other relevant material (in each case when available) at the website maintained by the SEC at www.sec.gov. or by directing a request to: Coffee Holding Co., Inc. 3475 Victory Boulevard, Staten Island, New York 10314, Attn: Andrew Gordon, Chief Executive Officer.

Participants in Solicitation

Each of JVA, Delta, Pubco and its directors, executive officers and certain other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of Coffee Holding with respect to the proposed transaction and related matters. Information about the directors and executive officers of Coffee Holding, including their ownership of shares of Coffee Holding common stock, is included in Coffee Holding’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on October 6, 2023, or its Quarterly Report on Form 10-Q which was filed with the SEC on September 14, 2023. Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from Coffee Holding stockholders, including a description of their interests in the proposed merger by security holdings or otherwise, are included in the Registration Statement and its related proxy statement/prospectus and other relevant documents filed with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to Delta, Pubco or Coffee Holding and may be deemed to contain such forward-looking statements with respect to the proposed transaction between Pubco, Coffee Holding and Delta. All statements other than statements of historical facts contained in this press release, including statements regarding Pubco’s, Coffee Holding’s or Delta’s future results of operations, growth and/or financial position, Pubco’s, Coffee Holding’s and Delta’s business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of Pubco, Coffee Holding and Delta, and the expected value of the combined company after the transactions, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Coffee Holding’s securities; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the inability to complete the transactions contemplated by the transaction agreement, including due to failure to obtain approval of the stockholders of Coffee Holding or other conditions to closing in the definitive agreement; the inability to obtain or maintain the listing of Pubco ordinary shares on Nasdaq following the proposed transaction; the growth or results of operations of any of Delta, Pubco or Coffee Holding; changes in applicable laws or regulations; the possibility that Pubco, Delta or Coffee Holding may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties to be identified in the proxy statement/prospectus (when available) relating to the proposed transaction, including those under “Risk Factors” therein, and in other filings with the SEC made by Pubco and Coffee Holding. Moreover, Pubco, Delta and Coffee Holding operate in very competitive and rapidly changing environments. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond Pubco’s, Delta’s and Coffee Holding’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, Pubco, Delta and Coffee Holding assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Pubco, Delta or Coffee Holding gives any assurance that either Delta or Coffee Holding or Pubco will achieve its expectations.